KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of The Bank of Nova Scotia
We consent to the inclusion in this annual report on Form 40-F of The Bank of Nova Scotia (the “Bank”) for the fiscal year ended October 31, 2006 of (i) our audit report dated December 8, 2006 on the Consolidated Balance Sheet of the Bank as at October 31, 2006, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for the year then ended; (ii) our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated December 8, 2006; and (iii) our audit report dated December 8, 2006 on management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2006 and the effectiveness of internal control over financial reporting as of October 31, 2006.
/s/ KPMG LLP
Chartered Accountants
Toronto, Canada
December 19, 2006